SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No.1)*

                          fine.com International Corp.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   317823 10 2
                                 (CUSIP Number)

                              Christyne M. Mayberry
                                ARIS Corporation
                            2229 - 112th Avenue N.E.
                           Bellevue, Washington 98004
                                 (425) 372-2747
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A
CUSIP No. 317823 10 2                                              Page 2 of 7
-------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                ARIS Corporation
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a) [ ]

                                     (b) [X]
-------------------------------------------------------------------------------

3    SEC USE ONLY


-------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                     [ ]
                                 Not Applicable
-------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Washington
-------------------------------------------------------------------------------
 NUMBER OF    7   SOLE VOTING POWER
  SHARES                              -0-
BENEFICIALLY  -----------------------------------------------------------------

OWNED BY      8   SHARED VOTING POWER
  EACH                              1,075,291
REPORTING     -----------------------------------------------------------------

 PERSON       9   SOLE DISPOSITIVE POWER
  WITH                                -0-
              -----------------------------------------------------------------

             10   SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,075,291
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                      [ ]
                                 Not Applicable
-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      39.3%
------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

                                        CO
-------------------------------------------------------------------------------

CUSIP No. 317823 10 2                                              Page 3 of 7



  The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

     Item 1. Security and Issuer

     This Report on Schedule 13D relates to the Common Stock, without par value (the "Common Stock"), of fine.com International Corp., a Washington corporation (the "Company"), covered by those certain voting agreements, dated as of May 17, 1999 (the "Voting Agreements"), entered into between ARIS Corporation, a Washington corporation ("ARIS"), and certain shareholders of the Company. The Voting Agreements were entered into in connection with, and as an inducement to ARIS to enter into, an Agreement and Plan of Merger, dated as of May 17, 1999, with the Company and the other parties thereto which provides for, among other things, the merger of the Company with and into a newly formed subsidiary of ARIS, as described in Item 4 herein. This Agreement and Plan of Merger was amended and restated by the parties thereto on August 5, 1999 and, as so amended and restated, is referred to herein as the "Merger Agreement."

     The address of the Company's principal executive offices is:

               fine.com International Corp.
               1425 Fourth Avenue, Suite 800
               Seattle, Washington 98101

     Item 2. Identity and Background

     ARIS was incorporated in Washington in 1990. ARIS provides an integrated information technology solution consisting of consulting and training services primarily focused on Oracle, Microsoft, People Soft, Sun and Lotus technologies. ARIS also develops, markets and supports proprietary software products that enhance Oracle database management and Oracle packaged applications and the Company's human resource management systems consulting practice. The address of ARIS's principal business and of its principal office is 2229 - 112th Avenue N.E., Bellevue, Washington 98004.

     As a party to the Voting Agreements, ARIS may be deemed the beneficial owner of the shares of Common Stock subject to such agreements.

     The following information concerning the directors and executive officers of ARIS is set forth on Exhibit 99.1:

     (i)  name;

     (ii) residence or business address; and

CUSIP No. 317823 10 2                                              Page 4 of 7



    (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the person filing this statement, neither ARIS nor any of its executive officers or directors has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the person filing this statement, neither ARIS nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the person filing this statement, all of the persons listed on Exhibit 99.1 are citizens of the United States of America, except Hugh Simpson-Wells, who is a citizen of the United Kingdom.

     Item 3. Source and Amount of Funds of Other Consideration

     No separate consideration was paid by ARIS in connection with the Voting Agreements. However, the shares of Common Stock subject to the Voting Agreement are covered by the Merger Agreement. If ARIS acquires all the outstanding shares of Common Stock pursuant to the Merger (as defined below), each outstanding share of Common Stock will be converted into the right to receive the following consideration (the "Merger Consideration"):

     (1) that number of shares of common stock, without par value, of ARIS ("ARIS Shares") equal to the lesser of (x) .3717 or (y) 4.5531, divided by the average of the per share daily closing prices of ARIS Shares as reported by Nasdaq for each trading day during the period of ten trading days ending on the second trading day prior to the Special Meeting of Shareholders of the Company convened for the purpose of approving the Merger (the "Average Price") (such lesser number of ARIS Shares being hereinafter referred to as the "Base Share Consideration"), plus

     (2) an amount in cash equal to the lesser of (x) $1.1150 or (y) the amount (if any) by which 4.5531 exceeds the Base Share Consideration multiplied by the Average Price; plus

     (3) if the total value of the foregoing stock and cash consideration is less than $4.5531, an additional number of ARIS shares with a value equal to the difference between 4.5531 and the foregoing stock and cash consideration.

     The Merger is subject to the approval of the Company's shareholders, any other required regulatory approvals and the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

     The above description of the Merger Agreement the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to the complete

CUSIP No. 317823 10 2                                              Page 5 of 7



text of the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

     Item 4. Purpose of Transaction

     ARIS entered into the Merger Agreement and the related Voting Agreements with the intent of acquiring control of, and the entire common equity interest in, the Company through the Merger.

     MERGER AGREEMENT. ARIS, ARIS Interactive, Inc., a Washington corporation and wholly owned subsidiary of ARIS ("AII"), the Company and certain shareholders of the Company have entered into the Merger Agreement pursuant to which the parties have agreed that the Company will complete a merger with and into AII (the "Merger"), with AII being the surviving corporation in the Merger. The Merger Agreement provides that each outstanding share of Common Stock will be canceled in the Merger and converted into the right to receive the Merger Consideration.

     VOTING AGREEMENTS. In connection with the Merger Agreement and as an inducement to ARIS's willingness to enter into the Merger Agreement, ARIS has entered into a Voting Agreement with each of the following shareholders of the Company (each, a "Shareholder"): (i) Daniel M. Fine; (ii) Frank Hadem; (iii) Herbert L. Fine; (iv) Timothy J. Carroll; and (v) Anthony C. Naughtin. The aggregate number of shares of Common Stock covered by the Voting Agreements is 1,075,291.

     Pursuant to the Voting Agreements, each Shareholder agreed to (i) vote the shares covered by his Voting Agreement in favor of the Merger Agreement and the Merger, (ii) vote such shares against any competing proposal for the acquisition of the Company or other proposal inconsistent with the Merger Agreement or which may delay the likelihood of the completion of the Merger, and (iii) grant to ARIS or its designees, upon the reasonable written request of ARIS, an irrevocable proxy to vote such shares at the sole discretion of the persons named in the irrevocable proxy at any meeting of the shareholders of the Company and to give written consent with respect to such shares. Any such irrevocable proxy, if granted, shall terminate upon termination of the associated Voting Agreement. Unless they have given irrevocable proxies at the request of ARIS, the Shareholders retain the right to vote the shares covered by the Voting Agreements on all other matters that may be brought up before the shareholders of the Company. The Voting Agreements generally provides that the Shareholders may not sell, transfer, pledge or otherwise dispose of, directly or indirectly, any of the shares of Common Stock covered by the Voting Agreements.

     THE MERGER. The Board of Directors of the Company has approved and adopted the Merger Agreement and has reaffirmed its approval and adoption of the Merger Agreement as amended and restated as of August 5, 1999. Pursuant to the Merger Agreement, the Company will be required to submit the Merger and the Merger Agreement to the Company's shareholders for approval at a special meeting of shareholders convened for that purpose. The Merger Agreement must be approved by the vote of two-thirds of the outstanding stock of the Company entitled to vote. Each share of Common Stock is entitled to one

CUSIP No. 317823 10 2                                              Page 6 of 7



vote per share. Pursuant to the Voting Agreements, the Shareholders have agreed to vote the shares covered by the Voting Agreements (approximately 39.3% of the outstanding Common Stock) in favor of the Merger Agreement and the Merger, and ARIS has the right to acquire irrevocable proxies to vote such shares.

     The above descriptions of the Merger Agreement and the Voting Agreements and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to the complete text of the Merger Agreement and the Form of Voting Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

     Item 5. Interest in Securities of Issuer

     (a) The information set forth in Item 4 is hereby incorporated herein by reference. Under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, ARIS is deemed to have beneficial ownership over 1,075,291 shares of Common Stock covered by the Voting Agreements. These shares represent approximately 39.3% of the outstanding Common Stock of the Company.

     (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 1,075,291, (iii) with respect to which there is dispositive power is 0, and with respect to which there is shared dispositive power is 0.

     Set forth on Exhibit 99.2 is the following information concerning each person with whom ARIS shares the power to vote Common Stock:

     (i)  name;

     (ii) residence or business address; and

    (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the person filing this statement, no person named on Exhibit 99.2 has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

     During the last five years, to the best knowledge of the person filing this statement, no person named on Exhibit 99.2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 317823 10 2                                              Page 7 of 7



     To the best knowledge of the person filing this statement, all of the persons listed on Exhibit 99.2 are citizens of the United States of America.

     (c) Except as described in Item 4, ARIS has not engaged in any transaction in the Common Stock that was effected during the past 60 days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by ARIS.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The information set forth in Items 2, 4, and 5 is hereby incorporated herein by reference.

     Item 7. Material to be Filed as Exhibits


Exhibit No.         Title of Exhibit
-----------         ----------------

2.1 Amended and Restated Agreement and Plan of Merger among ARIS Corporation, fine.com International Corp., ARIS Interactive, Inc., Daniel M. Fine, Frank Hadam and Herbert L. Fine and the Company dated as of August 5, 1999.

99.1                Executive Officers and Directors of ARIS.

99.2 Persons with whom the power to vote or direct the vote of Common Stock is shared.

99.3 Form of Voting Agreement, dated as of May 17, 1999, a substantially similar version of which has been executed by and between ARIS Corporation and each of Daniel M. Fine, Frank Hadam, Herbert L. Fine, Timothy J. Carroll and Anthony
                    C. Naughtin.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ARIS CORPORATION

August 9, 1999                          By:  /s/ Christyne M. Mayberry
--------------                               -----------------------------------
Dated                                   Name:   Christyne M. Mayberry
                                        Title:  Director of Legal Affairs